Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    Computation of Ratio of Earnings to
                               Fixed Charges
                                (Unaudited)

(In Thousands)                                           Year Ended December 31,
                                            1994       1993       1992       1991       1990

Earnings available for fixed charges
  Income from continuing operations     $  453,410   $332,522   $328,800   $232,146   $202,180
  Less:
     Undistributed earnings and
      losses of less than 50% owned
      affiliates                            (9,453)   (20,232)   (32,526)    (8,890)   (15,468)
     Capitalized interest of
      nonregulated companies                (9,007)   (25,434)   (66,401)   (36,537)    (8,145)
  Add:
     Fixed charges(1)                      467,383    471,278    452,014    454,607    425,177
     Minority interest                      31,041     27,605     17,632      7,210      7,129
     Income tax expense                    190,081    148,104     88,630    105,859     62,739

       Total                            $1,123,455   $933,843   $788,149   $754,395   $673,612

Fixed charges
  Interest expense(1)                   $  424,893   $436,211   $430,406   $425,945   $400,548
  Rental expense representative of
   interest factor                          42,490     35,067     21,608     28,662     24,629

     Total                              $  467,383   $471,278   $452,014   $454,607   $425,177

Ratio of earnings to fixed charges            2.40       1.98       1.74       1.66       1.58

(1) Amounts exclude costs incurred on sales of accounts receivable.
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